Exhibit 99.1

Zepp Health Corporation Reports First Quarter 2022 Unaudited Financial Results

BEIJING, May 24, 2022 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenue of RMB0.8 billion (US$119.4 million); GAAP diluted net loss per share of RMB0.36 (US$0.06); and GAAP diluted net loss per ADS of RMB1.42 (US$0.22) for the first quarter ended March 31, 2022. Each ADS represents four Class A ordinary shares.

"We achieved RMB0.8 billion in revenue in the first quarter, meeting our guidance range despite the pandemic resurgence and a slowdown in consumer discretionary spending due to geopolitical and macroeconomic factors during the quarter," said Wang Huang, Chairman and CEO of Zepp Health. "Amid all the challenges around us, our fundamentals continue to be strong and our commitment to Connecting Technology With Health remains unwavering. We made solid progress across our product portfolio including the newly launched Zepp Clarity One hearables as well as our Zepp OS ecosystem during the first quarter, and we are ready for the upcoming launch of the next generation Amazfit Bip, Pop, and T-Rex - not to mention the Mi Band 7 which was lauched just today - all with more features to assist and delight our users. Our inclusive and innovative Zepp OS ecosystem has drawn more than 2,000 developers globally to design apps and watch faces on our platform, contributing to a flourishing user community that is more vibrant than ever.”

Zepp Health CFO Leon Deng stated, “The ongoing COVID-19 pandemic compounded by geopolitical unrest dampened our revenue in the first quarter, which declined 34% year-over-year. However, we are pleased to see that our revenue mix continue to shift towards our self-branded products, which contributed more than 65% of our total revenue. Adjusted net loss for the quarter was RMB75.7 million, versus RMB29.0 million for the same period last year mainly due to lower sales. As the uncertainty persists, we will continue to streamline our costs to try to regain our future profitability, while executing our growth strategy and creating long-term shareholder value.”

First Quarter 2022 Financial Summary

	For the Three Months Ended
GAAP in millions, except for percentages and per share/ADS amounts	Mar. 31, 2022	Mar. 31, 2021[1]
Revenue RMB	757.1	1,147.3
Revenue US$	119.4	175.1
Gross Margin	20.1%	22.5%
Net loss attributable to Zepp Health Corporation RMB	(88.7)	(40.4)
Adjusted net loss attributable to Zepp Health Corporation RMB[2]	(75.7)	(29.0)
Diluted net loss per share RMB	(0.36)	(0.16)
Diluted net loss per ADS US$	(0.22)	(0.10)
Adjusted diluted net loss per share RMB[3]	(0.30)	(0.12)
Adjusted diluted net loss per ADS US$	(0.19)	(0.07)
Units Shipped in millions	3.7	6.3

1 The US$ numbers in 2021 are referenced with the prior 6-K disclosures, which translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net loss attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net loss is the abbreviation of adjusted net loss attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

First Quarter 2022 Financial Results

Revenue

Total units shipped in the first quarter 2022 decreased by 41.3% year-over-year to 3.7 million, compared with 6.3 million in the first quarter of 2021. This was caused by a 45.5% decrease in units of products built for Xiaomi, and a 31.6% decrease in unit shipments of Amazfit and Zepp branded products.

Revenues for the first quarter of 2022 reached RMB0.8 billion (US$119.4 million), a decrease of 34.0% from the first quarter of 2021. The decrease was mostly driven by the decrease in Mi band shipments due to the anticipation of next generation Mi band launch. Our self-brand product sales were hampered by the lower consumer discretionary spending, and also impacted by COVID-19 lockdowns in China. On top of these factors, the first quarter is typically the lowest market demand quarter throughout the year.

Impact of COVID-19 and Russia-Ukraine Conflict on Our Business

The global impact of the COVID-19 pandemic continued in the first quarter of 2022, although abating in some degree in Europe and USA where some restrictions were lifted. The fresh lockdowns in China affected the retail store sales and brought challenges to our supply chain globally. Shortages of electronic components and chips for different industries persisted and accordingly affected the supply and production cycle for the Company. Furthermore, the lockdowns of several megacities in China, especially Shenzhen, weakened consumer demand, as well as posted big challenges to the Company’s supply chain for the quarter, causing delays for our products to arrive at target markets, and this continued into the second quarter. Given the evolving nature of the COVID-19 pandemic at the time of this release, the Company cannot predict the extent of future negative impacts on market conditions or the Company’s operations.

The continued conflict situation between Russia and the Ukraine affect the demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. As Europe is one of biggest sales region for the Company, the conflict also affected on consumer confidence in Europe and the EUR currency value. Revenue from sales of products in Russia and Ukraine accounted for approximately 4% of our total revenues in 2021. Currently the situation does not have a material adverse impact on the Company.

Gross Margin

Gross margin in the first quarter of 2022 was 20.1%, lower by 2.4% compared with 22.5% for the same period of 2021 and higher by 0.8% compared with 19.3% for the fourth quarter of 2021. Lower gross margin in the first quarter of 2022 resulted from higher freight cost versus the same period last year. Gross margin and gross profit were affected by product mix as different products had different margin contributions. These changes can also be influenced by the stage of the product in its lifecycle, product iterations, and new product introductions.

Research and Development

Research and development expense in the first quarter of 2022 was RMB146.4 million, decreasing 3.9% year-over-year, and comprising 19.3% of revenue, versus 13.3% for the same period last year. This reflects effective expense control in R&D activities. The company optimized its integrated product development process to effectively develop new smart devices and promoted its open platform ZEPP OS to welcome more outside developers to upload their apps and programs on the smart watches and also saved our development resources.

Selling and Marketing

Selling and marketing expense in the first quarter of 2022 was RMB103.1 million, increasing 13.6% year-over-year, and comprising 13.6% of revenue, compared with 7.9% of revenue for the same period in 2021. The growth was due to the increase of overseas sales personnels to serve for local market and self-branded products advertisement promotions in both domestic and overseas market. The marketing expenses decreased by RMB49.0 million, 32.2% quarter-over-quarter, compared with the fourth quarter period in 2021. The decrease was due to effective expense control on marketing expense while balancing investments to expand sales channels and markets around the world.

General and Administrative

General and administrative expense was RMB58.2 million in the first quarter of 2022, decreasing 10.9% year-over-year, and comprising 7.7% of revenue, compared with 5.7% in the same period in 2021. It was largely attributable to tighter cost control on our daily operating activities.

Operating Expenses

Total operating expenses for the first quarter of 2022 were RMB307.7 million, a decrease of 0.2% year-over-year, which accounted for 40.6% of revenue for the period, as compared with 26.9% in the first quarter of 2021. In this year, the Company will continue to work on streamlining the cost further to strive for profitability realization for the future.

Operating Income/(Loss)

Operating loss for the first quarter of 2022 was RMB155.4 million, which decreased by RMB105.2 million from operating loss of RMB50.2 million for the same period in 2021.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the first quarter of 2022 was RMB88.7 million, compared with RMB40.4 million net loss in the first quarter of 2021. The first quarter typically sees the lowest revenue level in the year due to seasonality, and this first quarter was also further weakened by the Russia Ukraine conflict and lockdowns in China.

Liquidity and Capital Resources

As of March 31, 2022, the Company had cash and cash equivalents of RMB1,022.0 million (US$161.2 million), compared with RMB1,468.5 million as of December 31, 2021 and RMB1,090.5 million as of March 31, 2021.

Share Repurchase Program Update

The Company had announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million. As of March 31, 2022, the Company has used US$6.9 million to repurchase 1,540,703 ADSs. The Company intends to continue the repurchase program.

Dividend

On March 16, 2022, the Company announced that its Board of Directors had approved a special cash dividend of US$0.025 per ordinary share (US$0.1 per ADS) on its outstanding shares to shareholders of record as of the close of trading on March 28, 2022, with ex-dividend date being March 25. The company paid out dividends to ADS holders on April 15, 2022.

Outlook

For the second quarter of 2022, the management of the Company currently expects:

-	Net revenues to be between RMB1.08 billion and RMB1.30 billion, compared with RMB1.84 billion in the second quarter of 2021.

This outlook reflects continued uncertainty pertaining to the potential effects of the COVID-19 pandemic on sales and on electronic component delays, as well as the expected sales seasonality of both self-branded and Xiaomi products. It is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, May 24, 2022 (8:00 p.m. Beijing Time on May 24, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corporation."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until May 31, 2022 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	6220924

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 36 million units in 2021. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net loss attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net loss per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net loss and adjusted net loss attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net loss and net loss attributable to Zepp Health Corporation. We believe that adjusted net loss and adjusted net loss attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net loss and adjusted net loss attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net loss, basic and diluted net loss per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted net loss attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,468,499	1,022,014	161,219
Restricted cash	41,040	30,844	4,866
Term deposit	5,000	5,000	789
Accounts receivable, net	537,084	526,001	82,975
Amounts due from related parties	295,614	189,017	29,817
Inventories, net	1,249,327	1,530,587	241,444
Short-term investments	19,351	36,080	5,691
Prepaid expenses and other current assets	315,038	315,129	49,710
Total current assets	3,930,953	3,654,672	576,511

Property, plant and equipment, net	133,873	126,574	19,967
Intangible asset, net	135,582	131,592	20,758
Goodwill	61,055	60,736	9,581
Long-term investments	1,552,591	1,635,540	258,000
Deferred tax assets	143,419	177,683	28,029
Other non-current assets	19,593	20,877	3,293
Operating lease right-of-use assets	108,435	98,330	15,511
Total assets	6,085,501	5,906,004	931,650

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,317,306	1,000,608	157,842
Advance from customers	4,230	2,424	382
Amount due to related parties	50,123	62,913	9,924
Accrued expenses and other current liabilities	316,083	292,801	46,188
Income tax payables	2,595	20,184	3,184
Notes payable	103,795	78,755	12,423
Short-term bank borrowings	358,000	701,000	110,580
Total current liabilities	2,152,132	2,158,685	340,523
Deferred tax liabilities	26,909	30,176	4,760
Long-term borrowings	726,851	670,309	105,739
Other non-current liabilities	175,053	175,053	27,614
Non-current operating lease liabilities	71,117	59,549	9,394
Total liabilities	3,152,062	3,093,772	488,030

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
Equity
Ordinary shares	159	159	25
Additional paid-in capital	1,641,544	1,654,762	261,032
Treasury stock	(21,798)	(44,880)	(7,080)
Accumulated retained earnings	1,271,171	1,142,431	180,214
Accumulated other comprehensive income	29,271	46,802	7,385
Total Zepp Health Corporation shareholders' equity	2,920,347	2,799,274	441,576
Noncontrolling interests	13,092	12,958	2,044
Total equity	2,933,439	2,812,232	443,620
Total liabilities and equity	6,085,501	5,906,004	931,650

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Revenues	1,147,263	757,050	119,422
Cost of revenues	(889,058)	(604,810)	(95,406)
Gross profit	258,205	152,240	24,016
Operating expenses:
Selling and marketing	(90,787)	(103,105)	(16,264)
General and administrative	(65,285)	(58,161)	(9,175)
Research and development	(152,330)	(146,408)	(23,095)
Total operating expenses	308,402	307,674	48,534
Operating loss	(50,197)	(155,434)	(24,518)

Other income and expenses:

Interest income	5,728	2,547	402
Interest expense	(6,648)	(11,670)	(1,841)
Other income, net	2,501	3,745	591
Gain from fair value change of long-term investment	-	51,698	8,155
Loss before income tax and income from equity method investment	(48,616)	(109,114)	(17,211)
Income tax benefits	7,598	16,747	2,642

Loss before income from equity method investments	(41,018)	(92,367)	(14,569)
Net income from equity method investments	457	3,508	553
Net loss	(40,561)	(88,859)	(14,016)

Less: Net loss attributable to noncontrolling interest	(134)	(134)	(21)
Net loss attributable to Zepp Health Corporation	(40,427)	(88,725)	(13,995)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.16)	(0.36)	(0.06)
Diluted loss per ordinary share	(0.16)	(0.36)	(0.06)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.64)	(1.42)	(0.22)
ADS – diluted	(0.64)	(1.42)	(0.22)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	250,794,275	249,515,734	249,515,734
Ordinary share – diluted	250,794,275	249,515,734	249,515,734

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net loss attributable to Zepp Health Corporation	(40,427)	(88,725)	(13,995)
Share-based compensation expenses	11,378	13,056	2,060

Adjusted net loss attributable to Zepp Health Corporation[2]	(29,049)	(75,669)	(11,935)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.12)	(0.30)	(0.05)
Adjusted diluted loss per ordinary share	(0.12)	(0.30)	(0.05)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.46)	(1.21)	(0.19)
ADS – diluted	(0.46)	(1.21)	(0.19)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	250,794,275	249,515,734	249,515,734
Ordinary share – diluted	250,794,275	249,515,734	249,515,734

Share-based compensation expenses included are follows:
Selling and marketing	160	917	145
General and administrative	8,218	6,226	982
Research and development	3,000	5,913	933
Total	11,378	13,056	2,060